SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Care Investment Trust Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

141657106
(CUSIP Number)

Geoffrey Kauffman Chief Executive Officer Tiptree Financial Partners, L.P. 780 Third Avenue, 21st Floor New York, NY 10017 (212) 446-1400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141657106	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 141657106	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Tiptree Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.3% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 141657106	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,289 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,289 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,289 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 5)
14	TYPE OF REPORTING PERSON HC; PN

CUSIP No. 141657106	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Tricadia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,289 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,289 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,289 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 141657106	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,002,364 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,002,364 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,002,364 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.9% (See Item 5)
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 141657106	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,289 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,289 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,289 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 5)
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 141657106	SCHEDULE 13D/A	Page 8 of 12 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 23, 2010 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on July 10, 2012 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Care Investment Trust Inc., a Maryland corporation (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.  This Amendment No. 2 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 31, 2012, the Company entered into a Contribution Agreement (the "Contribution Agreement") with Tiptree and Tiptree Operating Company, LLC, a newly formed Delaware limited liability company and wholly-owned subsidiary of the Company ("Operating Subsidiary").  Pursuant to the Contribution Agreement, and subject to its terms and conditions, (i) the Company will contribute all of its assets (other than its ownership of common units ("Common Units") of Operating Subsidiary) to Operating Subsidiary in exchange for 10,289,192 Common Units representing an approximately 25% interest in Operating Subsidiary (the "Company Contribution"), and (ii) Tiptree will contribute substantially all of its assets (other than its shares of the Company’s Common Stock, cash in an aggregate amount equal to the purchase price of the Warrants (as defined below), Tiptree's partnership records and Tiptree's rights under the Contribution Agreement and other transaction documents) to Operating Subsidiary (the "Tiptree Contribution" and, together with the Company Contribution, the "Contribution Transactions") in exchange for 31,007,471 Common Units representing an approximately 75% interest in Operating Subsidiary and 31,007,471  shares of the Company’s newly classified Class B Common Stock, par value $0.001 per share ("Class B Common Stock"). If at any time prior to the Closing (as defined in the Contribution Agreement), Tiptree in connection with compensatory or incentive plans or third-party transactions, issues any common units, or equity interests convertible, exchangeable or exercisable for its common units, the number of Common Units and shares of Class B Common Stock issued to Tiptree pursuant to the Tiptree Contribution will be increased by an aggregate amount equal to the product of the aggregate number of Tiptree common units outstanding immediately prior to the closing of such transaction multiplied by 2.798.  This increase shall not exceed 139,900 Common Units and 139,900 shares of Class B Common Stock with respect to issuances under any compensatory or incentive plan and shall not exceed 2,000,000 Common Units and 2,000,000 shares of Class B Common Stock with respect to issuances in connection with any third-party transaction.

CUSIP No. 141657106	SCHEDULE 13D/A	Page 9 of 12 Pages

In addition, at Closing, Tiptree will pay Operating Subsidiary (a) $4,327,500 in cash for warrants to purchase an aggregate of 2,098,500 Common Units at an exercise price of $8.48 per Common Unit and (b) $6,846,380 in cash for a warrant to purchase 1,510,920 Common Units at an exercise price of $5.36 per Common Unit (collectively, the "Warrants").

Immediately prior to Closing, the Company, subject to approval of the Company’s stockholders, will file with the Maryland Department of Assessments and Taxation ("MSDAT") its Fourth Articles of Amendment and Restatement, substantially in the form attached as Exhibit A to the Contribution Agreement (the "Amended and Restated Charter"), in order to, among other things, (i) change the name of the Company to "Tiptree Financial Inc.", (ii) rename the Common Stock as "Class A Common Stock", with no change to the economic or voting rights of such stock ("Class A Common Stock"), (iii) reclassify 50,000,000 authorized and unissued shares of Common Stock as Class B Common Stock, and (iv) remove certain provisions related to the Company’s qualification as a real estate investment trust ("REIT"). Holders of the Class A Common Stock and the Class B Common Stock will vote together as a single class, subject to certain exceptions, but holders of Class B Common Stock will have no economic rights in the Company, including no right to receive dividends or distributions, upon liquidation or dissolution of the Company or otherwise.

In addition, at Closing, on the terms and subject to the conditions set forth in the Contribution Agreement, the Company and Tiptree will enter into the Amended and Restated Limited Liability Company Agreement of Operating Subsidiary (the "Operating Agreement"), substantially in the form attached as Exhibit C to the Contribution Agreement. Pursuant to the Operating Agreement, beginning one year after the date of the Operating Agreement, holders of Common Units will have the right to cause Operating Subsidiary to redeem their Common Units for an equal number of shares of Class A Common Stock, subject to certain adjustments; provided, that, the Company, at its sole option and discretion, has the right to deliver to the redeeming holder a cash amount (or a combination of cash and shares) based on the market value of the Class A Common Stock on the date of redemption. Upon redemption of each Common Unit by Tiptree, one share of Class B Common Stock held by Tiptree will be redeemed by the Company for no consideration.  The Company will be the initial managing member of Operating Subsidiary and transfers of Common Units without prior written consent of the managing member will be subject to certain restrictions.

At the Closing, the Company and Tiptree will enter into a Registration Rights Agreement, substantially in the form attached as Exhibit B to the Contribution Agreement.  Pursuant to the Registration Rights Agreement, on or prior to the first anniversary of the Closing, the Company is required to prepare and file a "shelf" registration statement with respect to the resale of the shares of Class A Common Stock that may be issued pursuant to the redemption of Common Units described above.

CUSIP No. 141657106	SCHEDULE 13D/A	Page 10 of 12 Pages

In connection with the Contribution Transactions, Tiptree intends to privately offer to qualified Tiptree limited partners the right to receive shares of Common Stock currently owned by Tiptree, in exchange for such limited partners’ proportionate interests in Tiptree.

The Contribution Agreement contains customary representations, warranties and covenants made by the Company, Tiptree and Operating Subsidiary. The Company and Tiptree have agreed to operate their businesses in the ordinary course consistent with past practices until the Closing.

The Contribution Transactions are subject to customary closing conditions, including, among others, accuracy of representations and warranties, compliance with pre-closing covenants and absence of any material adverse change, as well as a majority of the shares of outstanding Common Stock of the Company voting in favor of the Company Contribution (which shares include the shares of Common Stock owned by Tiptree, which intends to vote all of its shares in favor of the Company Contribution), approval of the Tiptree Contribution by the limited partners of Tiptree, receipt of certain third-party consents and filing of the Amended and Restated Charter with MSDAT. Additionally, there is a closing condition that the Care board consist of certain members set forth in the Contribution Agreement upon Closing. Care and Tiptree expect that, if the transaction closes as contemplated, the Company would become a taxable corporation retroactive from the closing date to January 1, 2013.

The Company has agreed to a "no-shop/no-talk" provision that limits its ability to initiate or solicit, or engage in discussions or negotiations concerning, competing acquisition proposals for more than 20% of the Company. The no-shop provision is subject to exceptions that allow the Company, prior to obtaining stockholder approval of the Company Contribution, to provide information and participate in discussions or negotiations, pursuant to a customary confidentiality agreement, with respect to an acquisition proposal that the Special Committee (as defined below) determines in good faith, after consultation with its outside legal and financial advisors, constitutes, or could reasonably be expected to lead to, a transaction for more than 50% of the Company that is more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated by the Contribution Agreement (a "Superior Proposal"), so long as the Company has not materially breached its non-solicitation obligations.

CUSIP No. 141657106	SCHEDULE 13D/A	Page 11 of 12 Pages

The Contribution Agreement may be terminated at any time prior to Closing under certain circumstances, including by mutual written consent of the Company and Tiptree, by either the Company or Tiptree if the Contribution Transactions have not been consummated on or before September 30, 2013, by either the Company or Tiptree if the Company's stockholders do not approve the Company Contribution, and by the Company or Tiptree if the other party breaches any representation, warranty, covenant or other agreement contained in the Contribution Agreement. In addition, the Company may terminate the Contribution Agreement if, prior to obtaining stockholder approval of the Company Contribution, the Company has received a Superior Proposal and has provided notice of such Superior Proposal to Tiptree in accordance with the terms of the Contribution Agreement.

In connection with the Contribution Transactions and pursuant to the Contribution Agreement, on December 31, 2012, Salvatore (Torey) V. Riso, J. Rainer Twiford and Jean-Michel (Mitch) Wasterlain agreed to resign from the Board subject to, and effective at, the Closing.

The Company and Tiptree expect that Geoffrey Kauffman, the President and Chief Executive Officer of Tiptree, and Julia Wyatt, the Chief Financial Officer of Tiptree, will serve in such roles with the expanded Company following the Closing.  The Company also expects that, following the Closing, Mr. Riso (President and Chief Executive Officer) and Joseph B. Sacks (Principal Accounting Officer and Controller) who currently serve in these capacities, will continue to serve in such roles in connection with the continued management of Care’s assets and business, which will be held by a subsidiary of the Operating  Subsidiary.

The foregoing summary does not describe all of the terms and conditions contained in the Contribution Agreement and is subject to and qualified in its entirety by reference to the Contribution Agreement (including the Exhibits thereto), a copy of which is referenced as Exhibit 7 to this Amendment No. 2 and the terms of which are incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment No. 2 regarding the Contribution Agreement is hereby incorporated by reference in this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 7: Contribution Agreement (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on January 3, 2013).

CUSIP No. 141657106	SCHEDULE 13D/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 3, 2013

TIPTREE FINANCIAL PARTNERS, L.P.

/s/ Geoffrey Kauffman
Name: Geoffrey Kauffman
Title: Chief Executive Officer

TIPTREE CAPITAL MANAGEMENT, LLC

/s/ Julia Wyatt
Name: Julia Wyatt
Title: Chief Financial Officer

TRICADIA HOLDINGS, L.P.

/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TRICADIA HOLDINGS GP, LLC

/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

/s/ Michael Barnes
Michael Barnes

/s/ Arif Inayatullah
Arif Inayatullah